P R E S S R E L E A S E

Company Contacts		IR Agency Contact

Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Rob Fink / Chris Harrison KCSA Strategic Communications Tel: +1-212-896-1206 Email: audc@kcsa.com

AudioCodes Reports Second Quarter 2014 Results

Second quarter revenues increase 11.5% year-over-year to $37.6 million

Lod, Israel – July 29, 2014 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights:

•	Revenues totaled $37.6 million, an 11.5% increase over the year ago quarter

•	Quarterly networking revenues increased 15.3% year-over-year

•	GAAP net loss of $46,000, or $0.00 per diluted share

•	Non-GAAP net income of $1.6 million, or $0.04 per diluted share

•	Revenues from sales of SBC products grew above 100% year-over-year

•	Revenues from our New Products group category grew above 30% over the previous quarter year

Revenues for the second quarter of 2014 were $37.6 million, compared to $36.0 million for the first quarter of 2014 and $33.7 million for the second quarter of 2013.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $46,000, or $0.00 per diluted share, for the second quarter of 2014, compared to a GAAP net loss of $278,000, or ($0.01) per diluted share, for the first quarter of 2014, and GAAP net income of $441,000, or $0.01 per diluted share, for the second quarter of 2013.

AudioCodes Reports Second Quarter 2014 Results	Page 1 of 10

Non-GAAP net income for the second quarter of 2014 was $1.6 million, or $0.04 per diluted share, compared to $1.1 million, or $0.03 per diluted share, for the first quarter of 2014, and $1.0 million, or $0.03 per diluted share, for the second quarter of 2013.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; and (iii) non-cash deferred tax expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash used in operating activities for the second quarter of 2014 totaled $386,000. Cash and cash equivalents, bank deposits and marketable securities were $91.8 million as of June 30, 2014 compared to $94.0 million as of March 31, 2014 and $57.5 million as of June 30, 2013. The increase from a year ago was primarily a result of the receipt of net proceeds of approximately $29.7 million in connection with a public offering of the Company’s ordinary shares in March 2014.

“We are very pleased to report strong growth of our networking business for the 2nd quarter of 2014, now comprising 88% of our business. Driven by solid progress across all market segments, networking business revenues grew 15.3% over the year-ago quarter, and 8.1% over the previous quarter,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “We experienced a record in sales of our Session Border Controller line which delivered above 100% growth over the year-ago quarter and more than 30% over the previous quarter. Sales of the New Products group category comprising of SBC, Multi-service routers and IP Phones provided above 30% growth compared to the previous quarter. Supporting this trend of success, we continued to grow in the Microsoft Lync segment in-line with our stated plan for 2014 to grow more than 40% over 2013.

“To advance growth initiatives, we continue to introduce new products and solutions. The launch of AudioCodes One Box 365, a new One Voice for Lync solution that provides our partners an intuitive and quick way to bring enterprise voice alongside Office 365 in both pure cloud and hybrid on-premise solutions, expands our market opportunity in the Microsoft Lync ecosystem”.

AudioCodes Reports Second Quarter 2014 Results	Page 2 of 10

“During the quarter we successfully launched and opened our new Cloud Delivery Network Architecture (CDNA) Research and Development Center supported by the Israeli Office of the Chief Scientist. This new R&D center is expected to provide a highly efficient platform to develop new cutting edge cloud-based real-time communications technologies and services, and to support further growth in revenues as of 2015. These activities further strengthen our foundation for AudioCodes’ growth in the years ahead,” concluded Mr. Adlersberg.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s first quarter 2014 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Reports Second Quarter 2014 Results	Page 3 of 10

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2014 Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,201	$30,763
Short-term and restricted bank deposits	8,101	9,101
Short-term marketable securities and accrued interest	535	15,706
Trade receivables, net	30,794	26,431
Other receivables and prepaid expenses	8,503	6,199
Inventories	14,045	13,811
Total current assets	80,179	102,011

LONG-TERM ASSETS::
Long-term and restricted bank deposits	$5,382	$6,697
Long-term marketable securities	59,582	-
Deferred tax assets	3,888	4,855
Severance pay funds	19,579	19,549
Total long-term assets	88,431	31,101

PROPERTY AND EQUIPMENT, NET	2,959	3,191

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,323	38,001

Total assets	$208,892	$174,304

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$4,686	$4,686
Trade payables	7,761	7,215
Senior convertible notes	53	353
Other payables and accrued expenses	18,887	17,958
Deferred revenues	9,872	6,940
Total current liabilities	41,259	37,152

LONG-TERM LIABILITIES:
Accrued severance pay	$19,689	$19,845
Long-term bank loans	7,448	9,791
Deferred revenues and other liabilities	2,839	2,707
Total long-term liabilities	29,976	32,343

Total equity	137,657	104,809
Total liabilities and equity	$208,892	$174,304

AudioCodes Reports Second Quarter 2014 Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Revenues:
Products	$57,917	$53,712	$29,369	$27,541
Services	15,600	12,243	8,197	6,146

Total Revenues	73,517	65,955	37,566	33,687

Cost of revenues:
Products	26,193	24,706	13,276	12,912
Services	3,961	3,104	2,036	1,566

Total Cost of revenues	30,154	27,810	15,312	14,478

Gross profit	43,363	38,145	22,254	19,209

Operating expenses:
Research and development, net	16,228	14,280	8,416	6,970
Selling and marketing	22,895	18,956	11,669	9,742
General and administrative	3,716	4,116	1,802	2,077

Total operating expenses	42,839	37,352	21,887	18,789

Operating income	524	793	367	420
Financial income (expenses), net	102	(122)	15	81

Income before taxes on income	626	671	382	501
Taxes on income, net	(950)	(138)	(428)	(60)
Equity in losses of an affiliated company, net	-	(21)	-	-

Net income (loss)	$(324)	$512	$(46)	$441

Basic net earnings (loss) per share	$(0.01)	$0.01	$0.00	$0.01

Diluted net earnings (loss) per share	$(0.01)	$0.01	$0.00	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	41,600	38,035	43,230	38,060

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	41,600	38,615	43,230	38,653

AudioCodes Reports Second Quarter 2014 Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Revenues:
Products	$57,917	$53,712	$29,369	$27,541
Services	15,600	12,243	8,197	6,146

Total Revenues	73,517	65,955	37,566	33,687

Cost of revenues:
Products	25,762	24,412	13,063	12,788
Services	3,845	3,037	1,976	1,538

Total Cost of revenues (1) (2)	29,607	27,449	15,039	14,326

Gross profit	43,910	38,506	22,527	19,361

Operating expenses:
Research and development, net (1)	15,922	14,094	8,253	6,877
Selling and marketing (1) (2)	22,167	18,566	11,278	9,533
General and administrative (1)	3,303	3,842	1,595	1,940

Total operating expenses	41,392	36,502	21,126	18,350

Operating income	2,518	2,004	1,401	1,011
Financial income (expenses), net	102	(122)	15	81

Income before taxes on income	2,620	1,882	1,416	1,092
Taxes on income, net (3)	11	(138)	153	(60)
Equity in losses of an affiliated company, net	-	(21)	-	-

Net income	$2,631	$1,723	$1,569	$1,032

Diluted net earnings per share	$0.06	$0.04	$0.04	$0.03

Weighted average number of shares used in computing basic net earnings per share (in thousands)	43,175	38,922	44,616	38,949

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Excluding non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2014 Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$(324)	$512	$(46)	$441

GAAP net earnings (loss) per share	$(0.01)	$0.01	$0.00	$0.01

Cost of revenues:
Stock-based compensation (1)	51	19	25	10
Amortization expenses (2)	496	342	248	142
	547	361	273	152
Research and development, net:
Stock-based compensation (1)	306	186	163	93

Selling and marketing:
Stock-based compensation (1)	546	238	300	133
Amortization expenses (2)	182	152	91	76
	728	390	391	209
General and administrative:
Stock-based compensation (1)	413	274	207	137

Income taxes:
Deferred tax (3)	961	-	581	-

Non-GAAP net income	$2,631	$1,723	$1,569	$1,032
Non-GAAP diluted net earnings per share	$0.06	$0.04	$0.04	$0.03

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake, CTI Squared and Mailvision assets.
(3)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2014 Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from operating activities:
Net income (loss)	$(324)	$512	$(46)	$441
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	1,629	1,379	773	597
Amortization of marketable securities premiums and accretion of discounts, net	195	192	156	85
Equity in losses of an affiliated company, net	-	21	-	-
Increase (decrease) in accrued severance pay, net	(186)	114	26	(152)
Stock-based compensation expenses	1,316	717	695	373
Decrease in long-term deferred tax assets, net	967	-	496	-
Amortization of senior convertible notes discount and deferred charges	(15)	-	-	-
Decrease (increase) in accrued interest on marketable securities, bank deposits and structured notes	174	52	(4)	45
Increase in trade receivables, net	(4,363)	(2,229)	(3,751)	(1,524)
Increase in other receivables and prepaid expenses	(2,370)	(736)	(231)	(96)
Decrease (increase) in inventories	(234)	3,331	(277)	2,065
Increase (decrease) in trade payables	546	(535)	(1,515)	991
Increase in deferred revenues	3,273	3,200	17	1,348
Increase (decrease) in other payables and accrued expenses	953	726	3,275	(112)

Net cash provided by (used in) operating activities	1,561	6,744	(386)	4,061

Cash flows from investing activities:
Purchase of marketable securities	(60,170)	-	(60,170)	-
Decrease (increase) in short-term deposits, net	1,000	(269)	-	(675)
Investment in affiliated company	-	(1,211)	-	(596)
Proceeds from redemption of long-term bank deposits	1,381	1,312	851	851
Proceeds from redemption of marketable securities upon maturity	15,390	4,000	4,000	4,000
Purchase of property and equipment	(719)	(673)	(308)	(395)
Net cash provided by (used in) investing activities	(43,118)	3,159	(55,627)	3,185

AudioCodes Reports Second Quarter 2014 Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)
Cash flows from financing activities:
Repayment of senior convertible notes	(285)	-	-	-
Repayment of long-term bank loans	(2,343)	(5,343)	(1,367)	(2,866)
Consideration related to payment of acquisition of NSC	-	(515)	-	(120)
Consideration related to payment of acquisition of Mailvision	(233)	-	(233)	-
Proceeds from issuance of shares upon exercise of options and warrants	2,112	210	388	81
Proceeds from issuance of shares, net	29,744	-	-	-
Payment of issuance costs	-	-	(111)	-

Net cash provided by (used in) financing activities	28,995	(5,648)	(1,323)	(2,905)

Increase (decrease) in cash and cash equivalents	(12,562)	4,255	(57,336)	4,341
Cash and cash equivalents at the beginning of the period	30,763	15,219	75,537	15,133

Cash and cash equivalents at the end of the period	$18,201	$19,474	$18,201	$19,474

AudioCodes Reports Second Quarter 2014 Results	Page 10 of 10